FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X      Form 40-F
                             -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No   X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The press release on resolutions passed at the Fourth Meeting of the Fifth Session of the Board of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 7, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    March 7, 2006

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                    Resolutions Passed at the Fourth Meeting
                 of the Fifth Session of the Board of Directors

(Beijing, China, March 7, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today convened its Fourth Meeting (the "Meeting") of the Fifth Session of the Board of Directors (the "Board") at the Company's head office in Beijing. Mr. Li Xiaopeng, Chairman of the Company, presided over the Meeting.

At the Meeting, the proposal on electing the Vice Chairman of the Board was approved, with Mr. Huang Long being elected as Vice Chairman of the Fifth Session of the Board. The appointments of President, Vice Presidents and Chief Accountant as well as the replacement of Securities Representative of the Company were also approved, with Mr. Na Xizhi being appointed as President (no longer acting as Vice President); Mr. Qu Xiaojun, Mr. Huang Jian, Ms. Lu Dan and Mr. Fan Xiaxia as Vice Presidents; Ms. Zhou Hui as Chief Accountant and Ms. Jia Wenxin as Securities Representative of the Company, respectively.

Meanwhile, the resignations of certain members of the Board and senior management were accepted by the Board. This includes the resignations of Mr. Wang Xiaosong as Director and Vice Chairman; Mr. Huang Yongda as President; Mr. Zhang Hong, Mr. Huang Long and Mr. Li Shiqi as Vice Presidents; Mr. Huang Jian as Chief Accountant and Mr. Gu Biquan as Securities Representative of the Company. Each of the resigned members of the Board or senior management of the Company has confirmed that there is no disagreement with members of the Board or the Supervisory Committee of the Company, and that no matter relating to their resignations is needed to be brought to the attention of the shareholders of the Company.

The Board of the Company is satisfied with the work conducted by Mr. Huang Yongda, Mr. Wang Xiaosong, Mr. Zhang Hong, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian and Mr. Gu Biquan during their terms of office and highly appraised their contributions towards the Company's development over the past years. The Board extends wholehearted thanks to them.


In addition, the Board approved the Framework Agreement to be entered between the Company and China Huaneng Finance Limited Liability Company ("Finance Company") regarding continuing connected transactions between both parties; and Mr. Huang Long, Vice Chairman of the Company, was authorised to make amendments to the Framework Agreement in accordance with the actual situation and to sign such agreement after reaching consensus with the Finance Company. The issue of the announcement on continuing connected transactions of the Company was also approved by the Board; and Mr. Huang Long, Vice Chairman of the Company, was authorised to make amendments to the announcement in accordance with the actual situation and to carry out appropriate information disclosure. As the deposit arrangements between the Company and the Finance Company are required to be submitted to the shareholders' meeting for approval, the Board has decided to submit the same to the general meeting to be held later for approval.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,153MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin         Mr. Edwin Ng/Ms. Sally Wong/Ms. Christy Lai
Huaneng Power International, Inc.    Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866         Tel: (852) 2520 2201
Fax: (8610) 6649 1860                Fax:(852) 2520 2241
Email: ir@hpi.com.cn